SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Zale Corporation

(Name of Subject Company (Issuer))

Zale Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

988858 106

(CUSIP Number of Class of Securities)

901 West Walnut Hill Lane
Irving, Texas 75038-1003
Telephone: (972) 580-4000

Copy To:
W. Brinkley Dickerson, Jr., Esq.
Eric A. Koontz, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[   ]  going-private transaction subject to Rule 13e-3.

[   ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO of Zale Corporation, a Delaware corporation (“Zale”), relates to the offer by Zale to purchase up to 6,400,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.01 per share, at a price not greater than $48.00 nor less than $42.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Zale’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 1, 2003, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 2, 2003, as amended and supplemented by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on July 15, 2003, as amended and supplemented by Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on July 24, 2003, and as amended and supplemented by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on July 30, 2003.

     The responses to the items of the Schedule TO filed July 1, 2003, as amended and supplemented on July 2, 2003, July 15, 2003, July 24, 2003 and July 30, 2003, are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     “The tender offer expired at 12:00 midnight, New York City time, on Tuesday, July 29, 2003. Based on a final count by the Depositary for the tender offer, 4,690,245 shares of Zale common stock were properly tendered and not withdrawn at prices at or below $48.00 per share. Zale accepted for payment all shares properly tendered and not withdrawn for a purchase price of $48.00 per share in accordance with the terms of the tender offer.”

Item 12. Exhibits.

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Participants in Our 401(k) Plan.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Guidelines for Substitute Form W-9.*

(a)(1)(viii)	Letter to Stockholders.*

(a)(5)	Press Release, dated July 1, 2003.*

(a)(5)(i)	Summary Advertisement.*

(a)(5)(ii)	Press Release, dated July 24, 2003.*

(a)(5)(iii)	Press Release, dated July 30, 2003.*

Exhibit
Number	Description of Exhibits

(b)	Credit Agreement, dated as of July 23, 2003, by and among Zale Delaware, Inc., Zale Corporation, DDCC, Inc., and TXDC, L.P., as Borrowers, the Lenders party thereto, Fleet National Bank, as Administrative Agent and Issuing Bank, Fleet Retail Finance, Inc., as Collateral Agent, Fleet Securities Inc., as Arranger, Bank One, NA and Congress Financial Corporation (Southwest), as Co-Syndication Agents, and JPMorgan Chase Bank and Bank of America, N.A., as Co-Documentation Agents.**

(d)(i)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

(d)(ii)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

*	Previously filed.

**	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2003	Zale Corporation

By: /s/ Mary L. Forté

Mary L. Forté
President and Chief Executive Officer

By: /s/ Sue E. Gove

Sue E. Gove
Executive Vice President and Chief Operating Officer

Exhibit Index

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Participants in Our 401(k) Plan.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Guidelines for Substitute Form W-9.*

(a)(1)(viii)	Letter to Stockholders.*

(a)(5)	Press Release, dated July 1, 2003.*

(a)(5)(i)	Summary Advertisement.*

(a)(5)(ii)	Press Release, dated July 24, 2003.*

(a)(5)(iii)	Press Release, dated July 30, 2003.*

(b)	Credit Agreement, dated as of July 23, 2003, by and among Zale Delaware, Inc., Zale Corporation, DDCC, Inc., and TXDC, L.P., as Borrowers, the Lenders party thereto, Fleet National Bank, as Administrative Agent and Issuing Bank, Fleet Retail Finance, Inc., as Collateral Agent, Fleet Securities Inc., as Arranger, Bank One, NA and Congress Financial Corporation (Southwest), as Co-Syndication Agents, and JPMorgan Chase Bank and Bank of America, N.A., as Co-Documentation Agents.**

(d)(i)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

(d)(ii)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

*	Previously filed.

**	Filed herewith.